Exhibit 12(a)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges
Nine months ended September 30, 2018
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$(20,813)
Plus:
Interest and other financial charges included in expense(b)	3,895
One-third of rental expense(c)	437
Adjusted "earnings"	$(16,481)

Fixed charges:
Interest and other financial charges included in expense(b)	$3,895
Interest capitalized	$46
One-third of rental expense(c)	$437
Total fixed charges	$4,378

Ratio of earnings to fixed charges
$(3.76)

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.